UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Information

Graphex Group Limited (the “Company”) is a foreign private issuer. The Company is filing this Report on Form 6-K to furnish:

●	Its 2022 interim report that was provided to the Hong Kong Stock Exchange; and
●	Its notice as to the conversion of certain convertible notes provided to the Hong Kong Stock Exchange.

Attached as exhibits to this Report on Form 6-K are:

(1) The Company’s 2022 interim report (translated to English); and

(2) The Company’s notice as to conversion of certain convertible notes (translated to English).

The financial statements provided in exhibit 99.2 are presented in IFRS International Financial Reporting Standards, which notes that Crowe (HK) CPA Limited serves as auditor. Such firm is engaged by the Company for services regarding IFRS. Friedman LLP continues as the registrant’s certifying accountants for the financial information that will be reported by the Company in its annual report on Form 20-F.

Each of these exhibits is incorporated by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: September 30, 2022

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1*	The Company’s 2022 Interim Report

99.2*	The Company’s Notice as to Conversion of Certain Convertible Notes

* Exhibit is translated to English

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